UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2025

Azul Reports 1Q Results with EBITDA of R$1.4 billion

São Paulo, May 14, 2025 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the first quarter of 2025 (“1Q25”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	Operating revenue reached a record for a first quarter at R$5.4 billion, increasing 15.3% year over year, mainly driven by a healthy demand environment, robust ancillary revenues and the outstanding beyond-the-metal performance of our business units.
▪	During 1Q25, consolidated capacity, measured in available seat-kilometers (ASK) grew 15.6% year-over-year, mostly driven by a 39.2% increase in our international operations. In the quarter, Azul transported nearly 8 million passengers, an increase of 9.8% compared to the same period last year.
▪	Passenger traffic (RPK) during the quarter increased 19.4%, outpacing capacity and resulting in a strong load factor of 81.5%, 2.6 percentage points higher than in 1Q24.
▪	Unit revenue (RASK) remained strong at R$42.14 cents in 1Q25, even with capacity growing 15.6% year-over-year. Another contributing factor to our healthy revenues and margins is the growth in our business units, which in 1Q25 accounted for 23% of RASK and 35% of EBITDA, at more than R$480 million.
▪	Azul made significant improvement in the overall travel experience, which translated into a Net Promoter Score (NPS) recovery of more than 30 points in March 2025 compared to December 2024.
▪	1Q25 EBITDA reached R$1,385.8, down 2.1% year-over-year, mainly impacted by the depreciation of the Brazilian real against the US dollar, higher fuel prices, and inflation. EBITDA margin in 1Q25 was 25.7%, 4.6 percentage points lower than in 1Q24.

1Q25 Highlights¹	1Q25	1Q24	Change
Total operating revenue (R$ million)	5,394.4	4,678.4	15.3%
Operating income (R$ million)	570.6	800.7	(230.2)
Operating margin (%)	10.6%	17.1%	-6.5 p.p.
EBITDA (R$ million)	1,385.8	1,415.2	(29.4)
EBITDA margin (%)	25.7%	30.3%	-4.6 p.p.
ASK (million)	12,802	11,077	15.6%
RASK (R$ cents)	42.14	42.23	-0.2%
PRASK (R$ cents)	39.19	39.33	-0.4%
Yield (R$ cents)	48.09	49.84	-3.5%
CASK (R$ cents)	37.68	35.01	7.6%
Fuel cost per liter (R$)	4.38	4.25	3.0%

¹Operating results were adjusted for non-recurring items.

▪	CASK in 1Q25 was R$37.68 cents, an increase of 7.6% compared to 1Q24, mainly due to an 18.0% average depreciation of the Brazilian real against the US dollar, 5.5% inflation over the last 12 months, an increase in our international operation, which has higher airport fees and distribution costs, and the growth of our fleet, which increased depreciation, partially offset by several cost reduction initiatives related to productivity, as well as lower fuel burn from the next-generation aircraft in our fleet. In 1Q25, productivity measured in ASKs per FTE increased 18.9% versus 1Q24, and fuel consumption per ASK dropped 2.5% year-over-year.
▪	Cash plus receivables was R$2.3 billion, 13.6% lower compared to 1Q24, representing 11.6% of the last twelve months’ revenues. In the quarter, Azul paid R$1.2 billion in current and deferred leases, R$2.2 billion in debt amortizations, and over R$600 million in interest paid, and raised roughly R$3.0 billion through superpriority notes in January.

1

First Quarter Results 2025

Management Comments

I would like to begin by expressing my gratitude to our incredible Crewmembers for their exceptional commitment and hard work in the first quarter of 2025. We made significant improvements in the overall travel experience, as our Crewmembers continued to take care of our customers on each and every flight. Our exceptional customer service was recognized once again, with Azul elected the best airline in Brazil according to ANAC’s customer satisfaction rankings for the third consecutive year. In addition, our customer satisfaction scores improved in 2025,with our NPS increasing by more than 30 points. I am very proud of this team and cannot thank them enough.

Focusing now on our first quarter results, Azul achieved record operating revenue for a first quarter of R$5.4 billion, representing a remarkable 15% increase compared to the previous year. Growth in our revenues was mainly driven by a robust demand environment, strong ancillary revenues, and significant contributions from our beyond-the-metal businesses.

Our business units have demonstrated remarkable growth, accounting for 23% of RASK and 35% of EBITDA. Our loyalty program Azul Fidelidade now has almost 19 million members, with active users at all-time highs, up 12% year-over-year. Our vacations business Azul Viagens increased gross bookings by 57% year over year, thanks to strong demand in leisure markets supported by our dedicated vacations network. Finally, our logistics business Azul Cargo resumed its strong growth, with total revenue increasing 18% compared to the same period last year, mostly driven by a 62% increase in international revenue.

The strong demand environment and high performance of our business units allowed us to grow our capacity by 16%, mostly driven by a 39% increase in international operations. In the quarter, Azul transported nearly 8 million passengers, an increase of 10% compared to the same period last year. Even with this substantial increase in capacity, our unit revenue RASK remained strong at over R$42 cents, demonstrating the strength of our business model.

Our operation in the quarter was severely impacted by macroeconomic factors. Overall CASK was up 8%, mainly due to an 18.0% average depreciation of the Brazilian real against the US dollar, 5.5% inflation over the last 12 months, and a 3.0% increase in fuel prices. CASK was also impacted by the 33% increase in depreciation and amortization expenses, driven by the growth of our fleet compared to 1Q24 as a result of our fleet transformation process.

These impacts were partially offset by cost reduction initiatives and productivity improvements. In 1Q25, productivity measured in ASKs per FTE increased 19% versus 1Q24. Our investment in next-generation aircraft has significantly contributed to improved fuel efficiency, with consumption per ASK dropping by 2.5% compared to the same period last year.

Azul remains focused on stimulating demand in markets that have never been served before. Our two main competitors, on the other hand, focus their operations mainly in three cities in Brazil, resulting in high overlap with each other. Our unique fleet and network combination allow us to be the only carrier on 82% of our routes, connecting over 150 destinations, many of which are in the fastest-growing regions of Brazil.

Looking ahead, Azul is well-positioned to capitalize on emerging opportunities in both domestic and international markets. We will maintain focus on optimizing our network to maximize profitability, remaining vigilant in managing costs and enhancing customer experience.

We have made significant progress in reducing our debt and leverage, and we remain in ongoing discussions with our partners to optimize our capital structure and liquidity position even further. With their support, we will continue to offer the best travel experience to our customers, the best job in the lives of our Crewmembers, and great returns to our stakeholders.

Thank you for your continued support, and we look forward to continuing this journey together.

John Rodgerson, CEO of Azul S.A.

2

First Quarter Results 2025

Recent Developments

During the month of April, Azul concluded part of the issuance of common shares and preferred shares as part of the negotiation concluded in 2024, as follows:

•	On April 3, 2025: 96,009,988 new preferred shares were issued to lessors to eliminate the outstanding equity obligation of approximately R$3.0 billion, and 36,196 new preferred shares were issued to existing shareholders who exercised their pre-emptive rights;
•	On April 10, 2025: 1,200,000,063 new common shares were issued to existing controlling shareholders who invested R$72 million, and 152,924 new preferred shares were issued to existing shareholders who exercised their pre-emptive rights; and
•	On April 28, 2025: 450,572,669 new preferred shares (including in the form of ADRs) were issued to bondholders to eliminate 35% of the notes due in 2029 and 2030 in the amount of approximately US$270 million, and 13,517,180 new preferred shares were issued to existing shareholders who exercised their pre-emptive rights

In addition, on April 30, 2025, Azul obtained from its existing bondholders approximately R$600 million in additional funding. This agreement supports Azul’s short-term liquidity position after the debt conversion of 35% of the notes due in 2029 and 2030 were converted into preferred shares. We remain in ongoing discussions with our partners to optimize our capital structure and liquidity position even further.

3

First Quarter Results 2025

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	1Q25	1Q24	% Δ
Operating Revenue
Passenger revenue	5,017.4	4,357.0	15.2%
Cargo revenue and other	377.0	321.4	17.3%
Total operating revenue	5,394.4	4,678.4	15.3%
Operating Expenses
Aircraft fuel	(1,572.0)	(1,353.3)	16.2%
Salaries and benefits	(720.7)	(674.7)	6.8%
Depreciation and amortization	(815.2)	(614.5)	32.7%
Airport fees	(317.8)	(242.2)	31.2%
Traffic and customer servicing	(233.8)	(207.5)	12.6%
Sales and marketing	(245.8)	(202.0)	21.7%
Maintenance and repairs	(202.5)	(197.7)	2.4%
Other	(716.0)	(385.8)	85.6%
Total Operating Expenses	(4,823.8)	(3,877.7)	24.4%
Operating Result	570.6	800.7	-28.7%
Operating margin	10.6%	17.1%	-6.5 p.p.
EBITDA	1,385.8	1,415.2	-2.1%
EBITDA margin	25.7%	30.3%	-4.6 p.p.
Financial Result
Financial income	31.6	44.9	-29.7%
Financial expenses²	(2,393.5)	(1,161.9)	106.0%
Derivative financial instruments, net²	7.4	38.4	-80.8%
Foreign currency exchange, net	2,567.1	(847.3)	n.a.
Result Before Income Taxes	783.1	(1,125.2)	n.a.
Income tax and social contribution	(0.0)	-	n.a.
Deferred income tax and social contribution	-	6.8	n.a.
Net Result²	783.1	(1,118.4)	n.a.
Net margin	14.5%	-23.9%	n.a.
Adjusted Net Result² ³	(1,816.6)	(324.2)	460.4%
Adjusted net margin² ³	-33.7%	-6.9%	-26.7 p.p.
Shares outstanding⁴	427.9	347.5	23.1%
EPS	1.83	(3.22)	n.a.
EPS (US$)	0.31	(0.65)	n.a.
EPADR (US$)	0.94	(1.95)	n.a.
Adjusted EPS³	(4.25)	(0.93)	355.2%
Adjusted EPS³ (US$)	(0.73)	(0.19)	285.6%
Adjusted EPADR³ (US$)	(2.18)	(0.57)	285.6%

¹Operating results were adjusted for non-recurring items.

²Excludes conversion rights related to convertible debentures.

³Adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁴Shares outstanding do not include dilution related to convertible and equity instruments.

4

First Quarter Results 2025

Operating Data¹	1Q25	1Q24	% Δ
ASK (million)	12,802	11,077	15.6%
Domestic	9,936	9,019	10.2%
International	2,866	2,058	39.2%
RPK (million)	10,434	8,742	19.4%
Domestic	8,065	7,028	14.7%
International	2,369	1,714	38.3%
Load factor (%)	81.5%	78.9%	+2.6 p.p.
Domestic	81.2%	77.9%	+3.2 p.p.
International	82.7%	83.3%	-0.6 p.p.
Average fare (R$)	633.8	604.4	4.9%
Passengers (thousands)	7,916	7,209	9.8%
Block hours	147,394	137,457	7.2%
Aircraft utilization (hours per day)²	12.1	11.5	4.7%
Departures	79,796	78,535	1.6%
Average stage length (km)	1,283	1,161	10.5%
End of period operating passenger aircraft	184	181	1.7%
Fuel consumption (thousands of liters)	358,817	318,301	12.7%
Fuel consumption per ASK	28.0	28.7	-2.5%
ASK per FTE (thousand)	834.7	702.3	18.9%
Full-time-equivalent employees	15,338	15,774	-2.8%
End of period FTE per aircraft	83	87	-4.3%
Yield (R$ cents)	48.09	49.84	-3.5%
RASK (R$ cents)	42.14	42.23	-0.2%
PRASK (R$ cents)	39.19	39.33	-0.4%
CASK (R$ cents)	37.68	35.01	7.6%
CASK ex-fuel (R$ cents)	25.40	22.79	11.5%
Fuel cost per liter (R$)	4.38	4.25	3.0%
Break-even load factor (%)	72.9%	65.4%	+7.5 p.p.
Average exchange rate (R$ per US$)	5.84	4.95	18.0%
End of period exchange rate	5.74	4.98	15.3%
Inflation (IPCA/LTM)	5.48%	3.93%	+1.6 p.p.
WTI (average per barrel, US$)	71.26	79.09	-9.9%
Heating oil (US$ per gallon)	2.36	2.71	-12.8%

¹Operating results were adjusted for non-recurring items.

²Excludes Cessna aircraft and freighters.

Operating Revenue

In 1Q25, Azul’s total operating revenues increased R$716.0 million, reaching R$5.4 billion, 15.3% higher than 1Q24 mainly due to a healthy demand environment, robust ancillary revenues and the outstanding performance of our businesses units.

Cargo revenue and other totaled R$377.0 million, 17.3% higher than 1Q24, mainly due to a better performance and the recovery of our international operation. In 1Q25, international cargo revenues increased a remarkable 62% year over year, with a healthy EBITDA, which more than doubled year-over-year.

Even with a strong capacity increase of 15.6%, our RASK and PRASK remained robust at R$42.14 cents and R$39.19 cents respectively, due to the sustainable competitive advantages of our unique business model. In 1Q25, business units accounted for 23% of RASK and 35% of EBITDA at more than R$480 million.

5

First Quarter Results 2025

R$ cents¹	1Q25	1Q24	% Δ
Operating revenue per ASK
Passenger revenue	39.19	39.33	-0.4%
Cargo revenue and other	2.95	2.90	1.5%
Operating revenue (RASK)	42.14	42.23	-0.2%
Operating expenses per ASK
Aircraft fuel	(12.28)	(12.22)	0.5%
Salaries and benefits	(5.63)	(6.09)	-7.6%
Depreciation and amortization	(6.37)	(5.55)	14.8%
Airport fees	(2.48)	(2.19)	13.5%
Traffic and customer servicing	(1.83)	(1.87)	-2.5%
Sales and marketing	(1.92)	(1.82)	5.3%
Maintenance and repairs	(1.58)	(1.78)	-11.4%
Other operating expenses	(5.59)	(3.48)	60.6%
Total operating expenses (CASK)	(37.68)	(35.01)	7.6%
Operating income per ASK (RASK-CASK)	4.46	7.23	-38.3%

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 1Q25, operating expenses totaled R$4.8 billion, 24.4% higher than 1Q24 mainly explained by the 15.6% increase in total capacity, the 18.0% depreciation of the Brazilian real against the US dollar and a 3.0% increase in fuel price, offset by higher productivity and cost-reduction initiatives.

The breakdown of our main operating expenses compared to 1Q24 is as follows:

▪	Aircraft fuel increased 16.2% to R$1,572.0 million mostly due to a the 15.6% increase in total capacity and a 3.0% increase in fuel price per liter (excluding hedges), partially offset by a reduction of 2.5% in fuel burn per ASK as a result of growth in our next-generation fleet.
▪	Salaries and benefits increased 6.8% or R$46.0 million compared to 1Q24, mainly driven by our capacity increase of 15.6% and a 4.8% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil.
▪	Depreciation and amortization increased 32.7% or R$200.7 million, driven by the increase in the size of our fleet compared to 1Q24 as a result of the fleet transformation process, which increased the right-of-use assets in our financial statements recognized at a higher foreign exchange rate, and the increase in spare engines due to supply issues with OEMs.
▪	Airport fees increased 31.2% or R$75.6 million, mostly due to a 10.2% increase in domestic capacity and a 39.2% increase in international capacity, which have higher rates and are dollar-denominated.
▪	Traffic and customer servicing grew 12.6% or R$26.2 million, primarily due to a 9.8% increase in passengers and 5.5% inflation in the period, partially offset by the optimization of our onboard services.
▪	Sales and marketing increased 21.7% or R$43.9 million, mostly driven by the 15.2% growth in our passenger revenue, particularly in international markets, which have higher credit card fees and commissions, and the costs related to the launch of our new marketing campaign “O Céu do Brasil é Azul” and other regional events.
▪	Maintenance and repairs increased 2.4% compared to 1Q24, mainly due to the 18.0% depreciation of the Brazilian real against the US dollar, partially offset by savings from insourcing of maintenance events and renegotiations with suppliers.
▪	Other increased R$330.2 million, mainly due to a temporary increase in irregular operations caused by OEM performance and supply issues, which increased legal claims and passenger-related costs including food, hotel, and transportation. From March onwards, we have seen significant improvement in our operational performance. This line was also impacted by the start of our ACMI partnership in December 2024 to mitigate these disruptions, and an 18.0% depreciation of the real against the dollar.

6

First Quarter Results 2025

Non-Operating Results

Net financial results (R$ million)¹	1Q25	1Q24	% Δ
Net financial expenses	(2,361.9)	(1,117.0)	111.5%
Derivative financial instruments, net	7.4	38.4	-80.8%
Foreign currency exchange, net	2,567.1	(847.3)	n.a.
Net financial results	212.5	(1,925.9)	n.a.

¹Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$2,361.9 million in the quarter, with R$1.1 billion related to the accounting impact of the debt modification from the agreements negotiated with our bondholders in 2024, R$604.0 million in accrued interest related to leases recognized as financial expense as determined by IFRS16 rules, and R$459.6 million in interest on loans and financing accrued in 1Q25. In the quarter, Azul paid over R$600 million in interest on loans, convertible instruments and on advancing credit card receivables.

Derivative financial instruments, net resulted in a net gain of R$7.4 million in 1Q25 mostly due to fuel hedge gains recorded during the period. In May, Azul has hedged around 11% of its expected fuel consumption for the next twelve months by using forward contracts, options, and fixed-price agreements.

Foreign currency exchange, net registered a net gain of R$2,567.1 million in 1Q25 due to the 7.3% end of period appreciation of the Brazilian real against the US dollar versus 4Q24, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the first quarter with total liquidity of R$6.7 billion including short and long-term investments, accounts receivable, security deposits and maintenance reserves. Immediate liquidity as of March 31, 2025 was R$2.3 billion, representing 11.6% of our LTM revenues. We raised roughly R$3.0 billion through superpriority notes issued in January 2025 and paid down over R$4.0 billion in current and deferred leases, debt repayments, and interest in the quarter.

Liquidity (R$ million)	1Q25	4Q24	% Δ	1Q24	% Δ
Cash, cash equivalents and short-term investments	655.1	1,281.9	-48.9%	1,337.6	-51.0%
Accounts receivable	1,690.2	1,775.4	-4.8%	1,376.3	22.8%
Immediate liquidity	2,345.2	3,057.3	-23.3%	2,713.9	-13.6%
Cash as % of LTM revenue	11.6%	15.7%	-4.1 p.p.	14.4%	-2.8 p.p.
TAP Bond	946.1	1,004.5	-5.8%	791.5	19.5%
Long-term investments and receivables	22.7	35.9	-36.8%	13.6	67.0%
Security deposits and maintenance reserves	3,350.4	3,392.7	-1.2%	2,470.0	35.6%
Total Liquidity	6,664.4	7,490.4	-11.0%	5,989.0	11.3%

Azul’s debt amortization schedule as of March 31, 2025 is presented below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$5.74 and considers the equitization of 35% of the notes due in 2029 and 2030.

7

First Quarter Results 2025

Loans and financial debt amortization as of March 31, 2025¹
(R$ million converted at R$5.74 per dollar)

¹Excludes convertible debentures, and OEM notes.

Compared to 4Q24, gross debt increased R$987.0 million to R$34,664.1 million, mostly due to a roughly R$3.0 billion loan raised in January as part of our restructuring plan, in addition to an increase in lease liabilities related to new aircraft entering our fleet, partially offset by the 7.3% end of period appreciation of the Brazilian real against the US dollar which decreased our dollar-denominated lease liabilities and loans by R$2.4 billion.

As of March 31, 2025, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 4.1 years, with an average interest rate of 12.5%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 5% and 12.1%, respectively.

Loans and financing (R$ million)¹	1Q25	4Q24	% Δ	1Q24	% Δ
Lease liabilities	17,051.0	16,627.8	2.5%	11,537.0	47.8%
Lease notes	1,126.3	1,357.0	-17.0%	1,072.6	5.0%
Finance lease liabilities	617.2	710.9	-13.2%	644.7	-4.3%
Other aircraft loans and financing	1,191.1	994.1	19.8%	347.7	242.6%
Loans and financing	14,678.5	13,987.3	4.9%	10,782.1	36.1%
% of non-aircraft debt in local currency	5%	10%	-5.1 p.p.	13%	-7.8 p.p.
% of total debt in local currency	2%	4%	-2.1 p.p.	6%	-3.9 p.p.
Gross debt	34,664.1	33,677.1	2.9%	24,384.1	42.2%

¹Considers the effect of hedges on debt. Excludes convertible debentures, and OEM notes.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 5.2x, mainly due to the depreciation of the Brazilian real against the US dollar this year, which impacted our dollar-denominated debt, and 4.4x. considering the conversion of the 2029 and 2030 notes into equity. We continually evaluate opportunities to manage leverage and debt maturity profile, and we remain in ongoing discussions with our partners to optimize our capital structure and liquidity position even further.

8

First Quarter Results 2025

Key financial ratios (R$ million)	1Q25	4Q24	% Δ	1Q24	% Δ
Cash¹	3,314.0	4,097.7	-19.1%	3,519.0	-5.8%
Gross debt²	34,664.1	33,677.1	2.9%	24,384.1	42.2%
Net debt	31,350.1	29,579.4	6.0%	20,865.1	50.3%
Net debt / EBITDA (LTM)	5.2x	4.9x	0.3x	3.7x	1.5x

¹Includes cash, cash equivalents, receivables, short and long-term investments.

²Excludes convertible debentures and OEM notes.

Fleet and Capex Expenditures

As of March 31, 2025, Azul had a passenger operating fleet of 184 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft.

Azul ended 1Q25 with approximately 80% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Operating Fleet	1Q25	4Q24	% Δ	1Q24	% Δ
Airbus widebody	13	12	8.3%	9	44.4%
Airbus narrowbody	57	56	1.8%	55	3.6%
Embraer E2	32	28	14.3%	20	60.0%
Embraer E1	29	29	-	37	-21.6%
ATR	29	32	-9.4%	36	-19.4%
Cessna	24	24	-	24	-
Total passenger operating fleet	184	181	1.7%	181	1.7%

Capex

Capital expenditures net of sale and leaseback considering the indirect cash-flow method totaled R$141.9 million in 1Q25, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This differs from the direct method by not including prepayments, maintenance reserves and certain engine maintenance agreements.

Capex (R$ million)	1Q25	1Q24	% Δ
Aircraft and maintenance and checks	112.9	280.1	-59.7%
Intangible assets	16.0	28.8	-44.6%
Pre-delivery payments	-	121.7	n.a.
Other	15.4	15.6	-1.1%
Capex	144.3	446.2	-67.7%
Sale and leaseback	-2.4	-10.3	-76.9%
Net capex from sales and leaseback	141.9	435.9	-67.4%

9

First Quarter Results 2025

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	1Q25	4Q24	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,053	1,073	-1.9%
Total fuel consumed (GJ x 1000)	13,479	13,229	1.9%
Fleet
Average age of operating fleet¹ (years)	7.2	7.2	0.6%
Social
Labor Relations
Employee gender: male (%)	59.3%	59.3%	-
Employee gender: female (%)	40.7%	40.8%	-0.1 p.p.
Employee monthly turnover (%)	1.0%	0.9%	0.1 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,363	6,987	5.4%
Governance
Management
Independent directors (%)	92%	92%	-
Percent of Board members that are women (%)	23%	25%	-1.9 p.p.
Board of Directors' average age (years)	58	59	-2.4%
Director meeting attendance (%)	100%	100%	-
Board size (#)	13	12	8.3%
Participation of women in leadership positions (%)	37%	38%	-1 p.p.

¹ Excludes Cessna aircraft.

Non-Recurring Items Reconciliation

The operating results presented in this release include positive impacts that we deem non-recurring and that should not be considered to compare to prior or future periods.

In 1Q25, our operating results were adjusted for non-recurring items totaling a positive impact of R$910.3 million related to our capital optimization plan and other accounting adjustments due to the final terms negotiated with lessors, OEMs and bondholders.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

1Q25 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating revenue	5,394.4	-	5,394.4
Operating expense	3,913.5	910.3	4,823.8
Other expense	(194.3)	910.3	716.0
Operating income	1,480.9	(910.3)	570.6
Operating Margin	27.5%	-16.9 p.p.	10.6%
EBITDA	2,296.1	(910.3)	1,385.8
EBITDA Margin	42.6%	-16.9 p.p.	25.7%

10

First Quarter Results 2025

Conference Call Details

Wednesday, May 14, 2025

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 253 215-8782

Brazil: +55 11 4700-9668 or +55 11 4680-6780

Code: 851 6723 5707

Webcast: 1Q25 Earnings Call

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

First Quarter Results 2025

Balance Sheet – IFRS

(R$ million)	March 31, 2025	December 31, 2024	March 31, 2024
Assets	25,548.7	26,274.9	20,895.9
Current assets	5,960.9	5,658.0	4,863.2
Cash and cash equivalents	460.7	1,210.0	1,337.6
Short-term investments	1,140.4	71.9	-
Accounts receivable	1,690.2	1,775.4	1,361.2
Sublease receivables	-	-	15.1
Inventories	972.6	943.6	943.3
Security deposits and maintenance reserves	352.0	328.9	503.2
Taxes recoverable	231.9	204.0	205.3
Derivative financial instruments	-	-	20.8
Prepaid expenses	229.7	274.3	203.5
Other current assets	883.5	850.1	273.2
Non-current assets	19,587.8	20,616.9	16,032.7
Long-term investments	22.7	1,040.5	791.5
Sublease receivables	-	-	13.6
Security deposits and maintenance reserves	2,998.4	3,063.8	1,966.8
Derivative financial instruments	-	-	0.1
Prepaid expenses	-	-	-
Other non-current assets	450.5	447.8	311.2
Right of use – leased aircraft and other assets	9,856.2	10,175.6	7,933.9
Right of use – maintenance of leased aircraft	1,566.1	1,295.1	1,007.1
Property and equipment	3,126.8	3,034.6	2,529.3
Intangible assets	1,567.0	1,559.6	1,479.1
Liabilities and equity	25,548.7	26,274.9	20,895.9
Current liabilities	17,021.5	21,342.3	14,411.9
Loans and financing	732.0	2,207.2	1,245.7
Convertible instruments	29.4	124.3	63.2
Leases	4,024.2	4,928.2	3,108.4
Lease notes	79.4	144.7	125.2
Lease equity	-	1,241.3	428.5
Accounts payable	3,654.5	4,134.8	2,338.6
Factoring	-	-	117.3
Air traffic liability	6,369.5	6,326.1	5,168.7
Salaries and benefits	537.9	508.4	490.3
Insurance payable	17.4	12.5	1.1
Taxes payable	95.4	125.1	132.7
Derivative financial instruments	32.7	65.4	15.6
Provisions	452.5	670.7	399.1
Airport fees	694.5	584.7	628.5
Other	302.0	268.9	148.8
Non-current liabilities	36,978.3	35,367.9	28,852.5
Loans and financing	15,137.5	12,774.2	9,884.1
Convertible instruments	1,191.0	1,058.0	1,070.3
Leases	13,644.0	12,410.5	9,073.3
Lease notes	1,046.9	1,212.3	947.4
Lease equity	-	1,441.8	1,634.2
Accounts payable	1,501.1	1,162.4	1,296.4
Derivative financial instruments	-	-	0.1
Provision	2,660.5	3,508.3	2,846.8
Airport fees	779.7	792.7	1,140.3
Other non-current liabilities	1,017.5	1,007.6	959.6
Equity	(28,451.1)	(30,435.3)	(22,368.4)
Issued capital	5,396.6	2,315.6	2,315.6
Advance for future capital increase	1.8	-	0.0
Capital reserve	(686.2)	2,066.0	2,041.8
Treasury shares	(4.3)	(4.3)	(11.6)
Accumulated other comprehensive result	5.9	5.9	3.1
Accumulated losses	(33,164.9)	(34,818.5)	(26,717.4)

12

First Quarter Results 2025

Cash Flow Statement – IFRS

(R$ million)	1Q25	1Q24	% Δ
Cash flows from operating activities
Net profit (loss) for the period	1,653.6	(1,050.3)	n.a.
Total non-cash adjustments
Depreciation and amortization	815.2	614.5	32.7%
Unrealized derivatives	(204.9)	(189.9)	7.9%
Exchange gain and (losses) in foreign currency	(2,764.2)	844.6	n.a.
Financial income and expenses, net	2,555.2	1,164.4	119.4%
Provisions	21.1	68.9	-69.4%
Result from modification of lease and provision	(1,231.1)	(27.7)	4341.7%
Other	50.6	(223.9)	n.a.
Changes in operating assets and liabilities
Trade and other receivables	(50.6)	(206.5)	-75.5%
Sublease receivables	-	-	n.a.
Security deposits and maintenance reserves	(29.7)	(57.6)	-48.4%
Other assets	(147.1)	(110.0)	33.8%
Derivatives	(25.3)	(14.7)	72.2%
Accounts payable	(316.1)	(95.9)	229.8%
Salaries and benefits	29.5	16.3	80.2%
Air traffic liability	140.0	(95.6)	n.a.
Provisions	(137.7)	(61.9)	122.5%
Other liabilities	95.2	(149.7)	n.a.
Interest paid	(766.8)	(488.1)	57.1%
Net cash generated (used) by operating activities	(313.2)	(63.2)	395.6%

Cash flows from investing activities
Short-term investment	(103.5)	-	n.a.
Cash received on sale of property and equipment	7.3	-	n.a.
Sales and leaseback	2.4	10.3	-76.9%
Restricted cash	-	-	n.a.
Acquisition of intangible	(16.0)	(28.8)	-44.6%
Acquisition of property and equipment	(128.3)	(417.4)	-69.3%
Net cash generated (used) in investing activities	(238.2)	(435.9)	-45.4%

Cash flows from financing activities
Loans and financing
Proceeds	3,093.8	1,440.6	114.8%
Repayment	(2,239.4)	(396.5)	464.8%
Lease repayment	(1,033.1)	(813.5)	27.0%
Factoring	-	(287.5)	n.a.
Capital increase	1.8	0.0	10138.9%
Treasury shares	-	(2.5)	n.a.
Net cash generated (used) in financing activities	(176.8)	(59.4)	197.5%

Exchange gain (loss) on cash and cash equivalents	(21.1)	(1.2)	1639.5%

Net decrease in cash and cash equivalents	(749.3)	(559.7)	33.9%

Cash and cash equivalents at the beginning of the period	1,210.0	1,897.3	-36.2%

Cash and cash equivalents at the end of the period	460.7	1,337.6	-65.6%

13

First Quarter Results 2025

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

14

First Quarter Results 2025

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

15

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer